Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

		Years Ended December 31,
(In Millions)	3 Months Ended March 31, 2009	2008	2007	2006	2005	2004

Consolidated Pretax Income from Continuing Operations	$122	$193	$279	$328	$339	$366

Fixed Charges (per below)	40	158	155	140	119	119

Distributed Income of Equity Investees	25	—	—	—	—	—

Interest Capitalized	—	(1)	(1)	—	—	—

Earnings	$187	$350	$433	$468	$458	$485

Interest and Other Financial Charges	$39	$154	$151	$138	$118	$118

Interest Portion of Rental Expense	1	4	4	2	1	1

Fixed Charges	$40	$158	$155	$140	$119	$119

Ratio of Earnings to Fixed Charges	4.7	2.2	2.8	3.3	3.8	4.1